# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calisa Acquisition Corp, CIK 0002026767
CUSIP: G1771C101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 205 W 37TH ST, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 10/21/2025
Filed by CIK 0001981748
Persons authorized to receive notices and communications: Na Gai, 205 W. 27th Street, New York, New York (NY), 10018, 203-998-5540

## Reporting persons
- Gai Na (CIK 0001981748): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 1,468,975; shared voting power 0; sole dispositive power 1,468,975; shared dispositive power 0; aggregate amount beneficially owned 1,468,975 (17.4% of the class)
  Comment: Based on 8,427,500 of the Issuer's ordinary shares outstanding as of the date of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Calisa Acquisition Corp
Address of issuer's principal executive offices: 205 W 37TH ST, NEW YORK, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: The reporting person is Na Gai.
Residence or business address: Ms. Gai's business address is c/o Calisa Acquisition Corp, 205 W. 37th Street, New York, New York 10018.
Present principal occupation or employment: Ms. Gai is a private investor.
Criminal convictions in the last five years: Ms. Gai has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Ms. Gai has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ms. Gai is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Ms. Gai to acquire the ordinary shares reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 21, 2024, Alisa Group Limited ("Alisa"), a sponsor of the Issuer, acquired an aggregate of 1,155,750 ordinary shares (the "Founder Shares") from Calisa Holding LP. Ms. Gai made the acquisition reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer's business plan. The Issuer's business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination.

In June 2025, the Issuer effected a 4-for-3 forward split of its outstanding shares resulting in such shares representing an aggregate of 1,541,000 Founder Shares (including up to 201,000 shares subject to forfeiture to the extent the over-allotment option granted to the underwriters in the IPO is not exercised in full).

On October 23, 2025, in a private placement taking place simultaneously with the Issuer's initial public offering ("IPO"), Alisa purchased 128,975 units of the issuer ("Private Units"), each Private Unit consisting of one ordinary share and one right, each to receive one-tenth of one ordinary share upon completion of a business combination. The Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $1,289,750. Ms. Gai is the sole director and shareholder of Alisa.

On October 27, 2025, the underwriters in the IPO notified the Issuer that they were not exercising any portion of the over-allotment granted to them in the IPO. Accordingly, Alisa forfeited an aggregate of 201,000 Founder Shares on such date.

Ms. Gai is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and has beneficial ownership of approximately 17.4% of the outstanding ordinary shares of the Issuer. Ms. Gai may later acquire additional securities of the Issuer. Any actions Ms. Gai might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon her review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to her personally.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Ms. Gai does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of ordinary shares beneficially owned by Ms. Gai are as follows:
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Sole power to vote or to direct the vote: 1,468,975 shares, 17.4%
ii. Shared power to vote or to direct the vote: 0 shares
iii. Sole power to dispose or to direct the disposition of: 1,468,975 shares, 17.4%
iv. Shared power to dispose or to direct the disposition of: 0 shares

The above amounts do not include shares issuable upon conversion of rights, which are not convertible within 60 days.
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, Ms. Gai has not effected any transactions in the Issuer's ordinary shares except as described in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Ms. Gai is the sole director and shareholder and of Alisa. Alisa is party to: (i) a Registration Rights Agreement, dated October 21, 2025, by and among the Issuer, the initial shareholders of the Issuer (including Alisa) and certain other parties thereto ("Registration Rights Agreement"), (ii) a Letter Agreement, dated October 21, 2025, by and among the Issuer, EarlyBirdCapital, Inc., Alisa and certain other parties thereto ("Insider Letter Agreement"), (iii) a Private Placement Units Purchase Agreement, dated October 23, 2025, by and between the Issuer and Alisa ("Private Placement Agreement"), and (iv) a Securities Escrow Agreement, dated October 21, 2025, by and among Issuer, Alisa and certain other parties thereto ("Securities Escrow Agreement").

Pursuant to the Registration Rights Agreement, the initial shareholders, including Alisa, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer's IPO ("Initial Shares") in addition to certain other securities. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Alisa agreed, among other things, to vote all shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any Insider Shares, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that it would not seek redemption rights with respect to any Insider Shares.

Pursuant to the Private Placement Agreement, Alisa, among other things, has agreed to purchase 128,75 units (or 138,169 units in aggregate to the extent the over-allotment option in connection with the IPO is exercised in full) of Issuer, each public unit consisting of one ordinary share of the Issuer and one right entitling the holder thereof to receive one-tenth of one share upon completion of the Business Combination.

Pursuant to the Securities Escrow Agreement, Alisa agreed, among other things, to deposit its Founder Shares into escrow for the escrow period as set forth in the Securities Escrow Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Registration Rights Agreement: https://www.sec.gov/Archives/edgar/data/2026767/000149315225018965/ex10-3.htm

Insider Letter Agreement: https://www.sec.gov/Archives/edgar/data/2026767/000149315225018965/ex10-1.htm

Private Placement Agreement: https://www.sec.gov/Archives/edgar/data/2026767/000149315225018965/ex10-4.htm

Securities Escrow Agreement: https://www.sec.gov/Archives/edgar/data/2026767/000149315225018965/ex10-9.htm

## Signatures
- Gai Na: /s/ Na Gai, Na Gai (10/27/2025)